

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

William M. Mounger II
Chief Executive Officer
Tristar Acquisition I Corp.
2870 Peachtree Road, NW Suite 509
Atlanta, GA 30305

>   **Re: Tristar Acquisition I Corp.**
>   **Preliminary Proxy Statement filed on Schedule 14A**
>   **Filed May 8, 2023**
>   **File No. 001-40905**

Dear William M. Mounger II:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Curtis Mo, Esq.